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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.2 )*

                            CREDIT DEPOT CORPORATION
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                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                          Title of Class of Securities)

                                    225324409
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                                 (CUSIP Number)


         JONATHAN B. REISMAN, ESQ., 5100 TOWN CENTER CIRCLE, SUITE 330,
                    BOCA RATON, FLORIDA 33486, (561) 361-9300
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MARCH 13, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 225324409
PAGE 2 OF 9 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE GLOBAL OPPORTUNITY FUND LIMITED

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) / /
                                                         (b) / /
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3   SEC USE ONLY



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4   SOURCE OF FUNDS*



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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                             / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION




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              7   SOLE VOTING POWER
NUMBER OF
SHARES             1,283,999
BENEFICIALLY
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OWNED BY      8   SHARED VOTING POWER
EACH
REPORTING              0
PERSON
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WITH          9   SOLE DISPOSITIVE POWER

                   1,283,999
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              10   SHARED DISPOSITIVE POWER

                        0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,283,999 SHARES
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                              / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.5%
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14   TYPE OF REPORTING PERSON*




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*SEE INSTRUCTIONS BEFORE FILLING OUT!

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            THE INFORMATION IN THE SCHEDULE 13D RELATES TO FACTS AND
            CIRCUMSTANCES AS OF MARCH 13, 1998 AND DOES NOT REFLECT
                          CHANGES OCCURRING THEREAFTER.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement and the name and address of the principal executive offices of the issuer of such securities ("Credit Depot") is as follows:

         Common Stock, $.001 par value per share (the "Shares")
                      Credit Depot Corporation
                      Wachovia Center
                      Suite 700
                      Gainesville, Georgia 30501

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this statement is The Global Opportunity Fund Limited (the "Reporting Person"). The Reporting Person was organized in the Bahamas and is primarily engaged in the business of investing, reinvesting, owning, holding and trading in securities. The address of the Reporting Person's principal business and principal office is c/o MeesPierson Fund Services (Bahamas) Limited, Charlotte House, P. O. Box N-9204, Nassau, Bahamas.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted by (a) each executive officer and director of the Reporting Person; (b) each person controlling the Reporting Person; and (c)each executive officer and director of any corporation or other person ultimately in control of the Reporting Person (all such natural persons hereinafter collectively referred to as the "Natural Persons") is as follows:

                                 Heiko H. Thieme
                           1370 Avenue of the Americas
                            New York, New York 10019

         Mr. Thieme is the Chief Executive Officer of The American Heritage Fund, Inc. (an investment company), American Heritage Growth Fund, Inc. (an investment company), Thieme Fonds International (an investment company), Thieme Consulting, Inc. (a consulting company), Thieme Securities, Inc. (a securities broker-dealer), American Heritage Management Corp. (an investment advisor), Thieme Asset Management S.A. (an investment advisor), Thieme Associates, Inc. (an investment advisor) and the Reporting Person. The principal business address of each such corporation


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other than the Reporting Person, Thieme Fonds International ("TFI") and Thieme
Asset Management S.A. is 1370 Avenue of the Americas, New York, New York 10019. Mr. Thieme is the Chairman of the Board of Directors of Credit Depot whose principal business address is set forth in the response to Item 1 of this
Schedule 13D. The principal business address of the Reporting Person is set forth in the response to this Item 2 of this Schedule 13D. The principal business address of Thieme Asset Management S.A. and TFI is 2, Place de Metz L-1930, Luxembourg. Mr. Thieme is a citizen of Germany.

                             Peter R. C. Stockfisch
                       International Management Consulting
                              Babendiekstrasse 27B
                             22587 Hamburg, Germany

         Mr. Stockfisch is the owner of International Management Consulting which provides consulting services.

                                  Raymond Wicki
                               von Graffenried AG
                               Markgass-Passage 3
                           CH-3000 Bern 7, Switzerland

         Mr. Wicki is the Managing Director of von Graffenried AG which is a bank. Mr. Wicki is a member of the Board of Directors of TFI and is a citizen of Switzerland.

                                  Heinz Vogeli
                               VPM Verwaltungs AG
                               Therwilerstrasse 10
                                 4103 Bottmingen
                                   Switzerland


         The present principal occupation or employment of Mr. Vogeli and the name, principal business and address of any corporation or other organization in which such employment is conducted is Executive Vice President of VPM Verwaltungs AG ("VPM") which provides investment management services. Mr. Vogeli is a citizen of Switzerland.

         During the last five years, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the Natural Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither the Reporting


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Person, nor to the best of the knowledge of the Reporting Person, any of the
Natural Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person paid an aggregate of $2,026,974 from its corporate funds for the purchase of the securities issued by Credit Depot held by it referred to in Item 5 hereof. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting of such securities.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the purchases of the securities issued by Credit Depot by the Reporting Person was to acquire such securities for investment. The Reporting Person may, in the future, seek to acquire additional Shares for other purposes although the Reporting Person has no present intention of acquiring any additional securities for purposes other than for investment.

         Except as hereinafter set forth and except upon conversion or exercise of the securities of Credit Depot owned by the Reporting Person or other persons referred to in this paragraph, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities issued by Credit Depot or the disposition of securities of Credit Depot;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Credit Depot or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Credit Depot or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of Credit Depot, including any plans or proposals to change the number or term of director or to fill any existing vacancies on the Board of Directors;


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         (e) Any material change in the present capitalization or dividend policy of Credit Depot;

         (f) Any other material change in Credit Depot's business or corporate structure;

         (g) Changes in Credit Depot's Certificate of Incorporation, bylaws or other actions which may impede the acquisition of control of Credit Depot by any person;

         (h) Causing the Common Stock of Credit Depot to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Credit Depot becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above. Heiko H. Thieme has, from time to time, considered and initiated and will, continue to consider and may initiate transactions which would involve (a) the issuance by Credit Depot of a material amount of additional securities, (b) an extraordinary material transaction, (c) a change in the Board of Directors of Credit Depot, or
(d) a material change in the capitalization of Credit Depot.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Global is the beneficial owner of 1,283,999 Shares which represent approximately 18.5% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 ("Rule 13d-3"). Of the foregoing, an aggregate of 630,000 Shares may be acquired upon conversion of Secured Convertible Notes(each a "Note"), and 556,250 Shares may be acquired upon exercise of warrants issued by Credit Depot (the "Warrants").

         Thieme Consulting, Inc. beneficially owns a warrant to acquire 2,244 Shares which represent less than 1% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3.

         American Heritage Growth Fund, Inc. ("AHGF") beneficially owns 8,000 Shares which represent less than 1% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3.

         VPM beneficially owns 458,605 Shares which includes 135,208 Shares underlying a warrant issued by Credit Depot which


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represent approximately 8% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3.

             Heiko H. Thieme beneficially owns 335,578 Shares all of which underly warrants issued by Credit Depot to Mr. Thieme which represent approximately 5.5% of the outstanding Common Stock of Credit Depot computed in accordance with the provisions of Rule 13d-3.

         The Reporting Person disclaims any beneficial ownership of any securities beneficially owned by AHGF, Heiko H. Thieme, VPM or Thieme Consulting, Inc. The Reporting Person disclaims any membership in a group with AHGF, Heiko H. Thieme, VPM or Thieme Consulting, Inc.

         (b) To the best of the Reporting Person's knowledge, the Reporting Person, AHGF, Heiko H. Thieme, VPM and Thieme Consulting, Inc. each have, sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of their respective Shares or will have such power upon the issuance of the respective Shares, as the case may be.

         (c) On December 31,1997, the Reporting Person privately purchased 80,849 Shares from TFI for $80,849. On the same day, the Reporting Person purchased a Note in the face amount of $350,000 and the Warrants from TFI for $175,000. On December 31, 1997, the Reporting Person privately purchased a Note for $1,000,000. On each January 16, 1998 and February 27, 1998 the Reporting Person loaned $250,000 to Credit Depot in consideration of a Note in the face amount of $250,000 convertible into 125,000 Shares and a warrant to purchase up to 125,000 Shares at $2.00 per Share. During the sixty day period immediately prior to February 27, 1998, neither the Reporting Person nor, to the best of the Reporting Person's knowledge other than Heiko H. Thieme, any of the other persons referred to in the response to Item 2 hereof, engaged in any other transactions with respect to securities issued by Credit Depot. Amendment No. 1 to Schedule 13D dated February 9, 1998 of Heiko H. Thieme is hereby incorporated by reference (the "Thieme Schedule 13D").

         (d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the Shares owned by the Reporting Person or any of the other persons referred to in the response to Item 2 hereof.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR


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         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Credit Depot has paid a commission of $35,000 to Thieme Securities, Inc. and paid TFI's legal fees and expenses in connection with a loan by TFI to Credit Depot as evidenced by a Secured Note. Credit Depot has paid or agreed to pay commissions of $75,000 to Thieme Securities, Inc. and the Reporting
Person's legal fees and expenses in connection with the loans by the Reporting Person to Credit Depot on January 16, 1998 and February 27, 1998. As set forth in the Thieme Schedule 13D, Credit Depot has issued warrants to Mr. Thieme in connection with his serving as the Chairman of the Board of Directors of Credit Depot. Thieme Consulting, Inc. provides consulting services to Credit Depot and will receive remuneration therefor as determined by the Board of Directors of Credit Depot. Other than the foregoing and as otherwise described in this
Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and, to the best of the Reporting Person's knowledge, any of the other persons referred to in the response to Item 2 hereof and between such persons and any other person with respect to any securities of Credit Depot, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable. (for purposes hereof, the Reporting
Person deems the guarantees of the subsidiaries of Credit Depot to be obligations of Credit Depot)

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                          Date: June 25, 1998

                       THE GLOBAL OPPORTUNITY FUND LIMITED
                               /s/ Heiko H. Thieme
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                       Heiko H. Thieme, Chief Executive Officer





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